

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 6, 2018

Brian P. Lynch
Chief Financial Officer
Callaway Golf Company
2180 Rutherford Road
Carlsbad, California 92008

> **Re: Callaway Golf Company**
> **Form 10-K for the Year Ended December 31, 2017**
> **Form 10-Q for the Quarter Ended March 31, 2018**
> **File No. 001-10962**

Dear Mr. Lynch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 4. Financing Arrangements, page F-20

1. We note your disclosure on page F-20 that your ABL Facility imposes restrictions on the amount the company could pay in annual cash dividends. In addition, we note you removed the disclosure related to the maximum amount that the company could have paid out in dividends that was included in the 2016 Form 10-K. Please provide us with your analysis on how your current disclosure complies with Rule 4-08(e) of Regulation S-X and revise your future disclosure as necessary.

<u>Form 10-Q for the Quarter Ended March 31, 2018</u>

<u>Notes to Consolidated Condensed Financial Statements</u>
<u>Note 2. Revenue Recognition, page 12</u>

2.   Please disclose how any transaction-related taxes are factored into the determination of your transaction prices pursuant to ASC 606-10-32-2A, including whether you have elected to exclude all taxes assessed by a governmental authority from the measurement of the transaction prices that are imposed on your products.

3.   Please tell us and consider disclosure of your accounting policy election to account for shipping and handling activities. Please refer to ASC 235-10-50-1 through 6 and ASC 606-10-25-18B.

<u>Note 9. Investments</u>
<u>Investment in Topgolf International Inc., page 21</u>

4.   We note your disclosure that as of March 31, 2018 your investment in Topgolf was accounted for as cost less impairments as its fair value is not readily determinable. We further note your disclosure that, based on observable market transactions prior to December 31, 2017, the company believes that the fair value of the investment significantly exceeds its cost. Please tell us the basis of this fair value statement and clarify why you have concluded your investment should be accounted for at cost less impairments as opposed to fair value.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure